UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the press release issued by the Registrant on, and dated August 1, 2018, and entitled “Orbotech Reports Second Quarter 2018 Results” and Registrant’s Condensed Consolidated Balance Sheet, Statement of Operations and Statement of Cash Flows for the three months and six months ended June 30, 2018.

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146 and Registration No. 333-207878) of Orbotech Ltd. (the “Registrant”) previously filed with the Securities and Exchange Commission (the “SEC”).

Exhibit 99.2 to this report on Form 6-K is incorporated by reference into the Registration Statement on Form S-4 (Registration No. 333-224982) of KLA-Tencor Corporation previously filed with the SEC.

EXHIBITS

Exhibit #	Description

99.1	Press release issued by the Registrant on, and dated August 1, 2018, and entitled “Orbotech Reports Second Quarter 2018 Results”

99.2	Registrant’s Condensed Consolidated Balance Sheet, Statement of Operations and Statement of Cash Flows for the three months and six months ended June 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Alon Rozner
Alon Rozner
Corporate Vice President and
Chief Financial Officer

Date: August 2, 2018